SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13D-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(AMENDMENT NO. 5)

TECHTARGET, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87874R 10 0

(CUSIP Number)

Frederic D. Fenton

c/o Technology Crossover Ventures

528 Ramona Street

Palo Alto, California 94301

(650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on following pages)

(1)	Name of Reporting Person TCV V, L.P. See item 2 for identification of the General Partner
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,276,619 SHARES OF COMMON STOCK (A)
	(8)	Shared Voting Power -0- SHARES OF COMMON STOCK
	(9)	Sole Dispositive Power 3,276,619 SHARES OF COMMON STOCK (A)
	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,276,619 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 10.16%*
(14)	Type of Reporting Person PN

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,257,875 outstanding shares of the Issuer’s common stock, which equals the number of shares of the Issuer’s common stock outstanding as of May 6, 2016, as set forth in Exhibit 99.(a)(1)(A) to the Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on May 10, 2016.

(1)	Name of Reporting Person TCV Member Fund, L.P. See item 2 for identification of a General Partner
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 62,356 SHARES OF COMMON STOCK (A)
	(8)	Shared Voting Power -0- SHARES OF COMMON STOCK
	(9)	Sole Dispositive Power 62,356 SHARES OF COMMON STOCK (A)
	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 62,356 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) Less than 1%*
(14)	Type of Reporting Person PN

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,257,875 outstanding shares of the Issuer’s common stock, which equals the number of shares of the Issuer’s common stock outstanding as of May 6, 2016, as set forth in Exhibit 99.(a)(1)(A) to the Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on May 10, 2016.

(1)	Name of Reporting Person Technology Crossover Management V, L.L.C. See item 2 for identification of the Managing Members
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,338,975 SHARES OF COMMON STOCK (A)
	(8)	Shared Voting Power -0- SHARES OF COMMON STOCK
	(9)	Sole Dispositive Power 3,338,975 SHARES OF COMMON STOCK (A)
	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,338,975 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 10.35%*
(14)	Type of Reporting Person OO

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,257,875 outstanding shares of the Issuer’s common stock, which equals the number of shares of the Issuer’s common stock outstanding as of May 6, 2016, as set forth in Exhibit 99.(a)(1)(A) to the Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on May 10, 2016.

(1)	Name of Reporting Person TCV Management 2004, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 40,274 SHARES OF COMMON STOCK
	(8)	Shared Voting Power -0- SHARES OF COMMON STOCK (A)
	(9)	Sole Dispositive Power 40,274 SHARES OF COMMON STOCK
	(10)	Shared Dispositive Power -0- SHARES OF COMMON STOCK (A)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 40,274 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) Less than 1%*
(14)	Type of Reporting Person OO

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,257,875 outstanding shares of the Issuer’s common stock, which equals the number of shares of the Issuer’s common stock outstanding as of May 6, 2016, as set forth in Exhibit 99.(a)(1)(A) to the Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on May 10, 2016.

(1)	Name of Reporting Person JAY C. HOAG
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization UNITED STATES CITIZEN
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 22,500 SHARES OF COMMON STOCK
	(8)	Shared Voting Power 3,379,249 SHARES OF COMMON STOCK (A)
	(9)	Sole Dispositive Power 22,500 SHARES OF COMMON STOCK
	(10)	Shared Dispositive Power 3,379,249 SHARES OF COMMON STOCK (A)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,401,749 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 10.55%*
(14)	Type of Reporting Person IN

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,257,875 outstanding shares of the Issuer’s common stock, which equals the number of shares of the Issuer’s common stock outstanding as of May 6, 2016, as set forth in Exhibit 99.(a)(1)(A) to the Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on May 10, 2016.

(1)	Name of Reporting Person RICHARD H. KIMBALL
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization UNITED STATES CITIZEN
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0- SHARES OF COMMON STOCK
	(8)	Shared Voting Power 3,379,249 SHARES OF COMMON STOCK (A)
	(9)	Sole Dispositive Power -0- SHARES OF COMMON STOCK
	(10)	Shared Dispositive Power 3,379,249 SHARES OF COMMON STOCK (A)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,379,249 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 10.48%*
(14)	Type of Reporting Person IN

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,257,875 outstanding shares of the Issuer’s common stock, which equals the number of shares of the Issuer’s common stock outstanding as of May 6, 2016, as set forth in Exhibit 99.(a)(1)(A) to the Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on May 10, 2016.

(1)	Name of Reporting Person JOHN L. DREW
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization UNITED STATES CITIZEN
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0- SHARES OF COMMON STOCK
	(8)	Shared Voting Power 3,379,249 SHARES OF COMMON STOCK (A)
	(9)	Sole Dispositive Power -0- SHARES OF COMMON STOCK
	(10)	Shared Dispositive Power 3,379,249 SHARES OF COMMON STOCK (A)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,379,249 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 10.48%*
(14)	Type of Reporting Person IN

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,257,875 outstanding shares of the Issuer’s common stock, which equals the number of shares of the Issuer’s common stock outstanding as of May 6, 2016, as set forth in Exhibit 99.(a)(1)(A) to the Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on May 10, 2016.

(1)	Name of Reporting Person JON Q. REYNOLDS JR.
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization UNITED STATES CITIZEN
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0- SHARES OF COMMON STOCK
	(8)	Shared Voting Power 3,379,249 SHARES OF COMMON STOCK (A)
	(9)	Sole Dispositive Power -0- SHARES OF COMMON STOCK
	(10)	Shared Dispositive Power 3,379,249 SHARES OF COMMON STOCK (A)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,379,249 SHARES OF COMMON STOCK (A)
(12)	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 10.48%*
(14)	Type of Reporting Person IN

(A)	Please see Item 5.
*	This percentage is calculated based upon 32,257,875 outstanding shares of the Issuer’s common stock, which equals the number of shares of the Issuer’s common stock outstanding as of May 6, 2016, as set forth in Exhibit 99.(a)(1)(A) to the Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on May 10, 2016.

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 1, 2007, Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on October 30, 2013, Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on May 19, 2014, Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission on May 27, 2014 and Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission on December 11, 2014 (collectively, the “Schedule 13D”), with respect to shares of common stock, par value $0.001 per share (the “Common Stock”), of TechTarget, Inc., a Delaware corporation (“TechTarget” or the “Issuer”). The Issuer’s principal executive offices are located at 275 Grove Street, Newton, Massachusetts 02446. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

This statement is being filed by (1) TCV V, L.P., a Delaware limited partnership (“TCV V”), (2) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund”), (3) Technology Crossover Management V, L.L.C., a Delaware limited liability company (“Management V”), (4) TCV Management 2004, L.L.C., a Delaware limited liability company (“TCM 2004”), (5) Jay C. Hoag (“Mr. Hoag”), (6) Richard H. Kimball (“Mr. Kimball”), (7) John L. Drew (“Mr. Drew”), and (8) Jon Q. Reynolds Jr. (“Mr. Reynolds”) (Mr. Hoag, Mr. Kimball, Mr. Drew and Mr. Reynolds are collectively referred to as the “Members”). TCV V, Member Fund, Management V, TCM 2004 and the Members are sometimes collectively referred to herein as the “Reporting Persons.”

This Amendment No. 5 is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of Amendment No. 4 to Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is amended and supplemented by adding the following information to Item 4:

On May 16, 2016, TCV V, Member Fund and TCM 2004 (collectively, the “Selling Reporting Persons”) and Nine Ten Partners LP (the “Purchaser”) entered into a purchase agreement (the “Purchase Agreement”), which is attached hereto as Exhibit D and incorporated herein by reference. Pursuant to the terms of the Purchase Agreement, the Selling Reporting Persons agreed to sell, and the Purchaser agreed to purchase, an aggregate of 2,250,000 shares of Common Stock held by the Selling Reporting Persons for $8.25 per share, for an aggregate consideration of $18,562,500.00 (the “May 2016 Sale”). The Reporting Persons intend to complete the May 2016 Sale pursuant to an effective resale registration statement under the Securities Act of 1933, as amended (File No. 333-200080) (the “Resale Registration Statement”). No commissions were payable to any broker or other third party and no other special selling efforts and selling methods were used in connection with the May 2016 Sale. The summary of the Purchase Agreement set forth above is qualified in its entirety by reference to the actual agreement which is filed as an exhibit hereto and incorporated by reference into this Item 4.

The Reporting Persons may dispose of additional shares of Common Stock under an effective resale registration statement under the Securities Act of 1933, as amended (File No. 333-200080) or in open-market transactions, including in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended, as the Reporting Persons deem appropriate and advisable in accordance with market conditions and/or other factors. The Reporting Persons may also tender additional shares of Common Stock in accordance with the terms of the Issuer’s tender offer pursuant to the terms thereof as described in the Offer to Purchase attached as Exhibit 99.(a)(1)(A) to the Schedule TO-I filed by the Issuer with the Securities and Exchange Commission on May 10, 2016. The Reporting Persons reserve the right to change their intention to dispose of their investments in the Issuer as they deem appropriate and advisable in light of existing circumstances from time to time.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is amended and supplemented by adding the following information to Item 5:

(a), (b). Following the sale by the Selling Reporting Persons of shares of Common Stock pursuant to the Purchase Agreement in the May 2016 Sale, TCV V, Member Fund, Management V, TCM 2004 and the Members will own, directly and indirectly (including shares issuable upon the exercise of options exercisable within 60 days after May 16, 2016), an aggregate of 2,250,000 shares of Common Stock as follows:

Name of Investor	Number of Total Shares	Percentage of Outstanding Shares (*)
TCV V	3,276,619	10.16%
Member Fund	62,356	Less than 1%
Management V	3,338,975	10.35	% (**)
TCM 2004	40,274	Less than 1%

Mr. Hoag (***)	3,401,749	10.55	% (**)
Mr. Kimball	3,379,249	10.48	% (**)
Mr. Drew	3,379,249	10.48	% (**)
Mr. Reynolds	3,379,249	10.48	% (**)

(*)	This percentage is calculated based upon 32,257,875 outstanding shares of Common Stock, which equals the number of shares of Common Stock outstanding as of May 6, 2016, as set forth in Exhibit 99.(a)(1)(A) to the Issuer’s Schedule TO-I filed with the Securities and Exchange Commission on May 10, 2016.
(**)	Certain Reporting Persons disclaim beneficial ownership as set forth below.
(***)	Includes options to purchase 22,500 shares of Common Stock held by Mr. Hoag. Mr. Hoag has the sole power to dispose and direct the disposition of the options and any shares issuable upon the exercise of the options, and the sole power to direct the vote of the shares of Common Stock to be received upon exercise of the options. However, Mr. Hoag has transferred to TCM 2004 100% of the pecuniary interest in the 22,500 options and any shares to be issued upon exercise of such options.

Each of TCV V, Member Fund, and TCM 2004 (collectively, the “TCV Entities”) has the sole power to dispose or direct the disposition of the shares which it holds directly, and has the sole power to vote or direct the voting of its respective shares held by such TCV Entity.

Management V, as a general partner of TCV V and a general partner of the Member Fund, may also be deemed to have the sole power to dispose or direct the disposition of the shares held by TCV V and Member Fund and have the sole power to direct the vote of such shares. Management V disclaims beneficial ownership of the securities owned by TCV V and Member Fund except to the extent of its pecuniary interest therein.

Each of the Members is a Class A member of Management V and a member of TCM 2004. Under the operating agreement of Management V, the Members have the shared power to dispose or direct the disposition of the shares held by TCV V and Member Fund and the shared power to direct the vote of such shares. Under the operating agreement of TCM 2004, the Members have the shared power to dispose or direct the disposition of the shares held by TCM 2004 and the shared power to direct the vote of such shares. Each of the Members disclaims beneficial ownership of the securities owned by TCV V, Member Fund and TCM 2004 except to the extent of their pecuniary interest therein.

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.

Securities that may be beneficially acquired within 60 days of May 16, 2016, including shares subject to options exercisable within 60 days of May 16, 2016 are deemed to be beneficially owned by the person or entity holding such securities for the purpose of computing ownership of such person or entity, but are not treated as outstanding for the purpose of computing the ownership of any other person or entity. Except as set forth in this Item 5(a) - (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c) The Selling Reporting Persons consummated the sale of an aggregate of 2,250,000 shares of Common Stock to the Purchaser pursuant to the Purchase Agreement in the May 2016 Sale, as follows:

Name of Reporting Person	Number of Shares	Price Per Share
TCV V	2,181,667	$8.25
Member Fund	41,518	$8.25
TCM 2004	26,815	$8.25

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is amended and supplemented by adding the following information to Item 6:

The summary of certain provisions of the Purchase Agreement set forth in Item 4 hereof and the Purchase Agreement attached as Exhibit D are hereby incorporated by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following additional exhibits were filed:

Exhibit D	Form of Purchase Agreement

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2016

TCV V, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT V, L.L.C.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

JOHN L. DREW

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

JON Q. REYNOLDS JR.

By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit D	Form of Purchase Agreement